December 3, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Era Anagnosti

Re:	Casella Waste Systems, Inc.
Registration Statement on Form S-4
Filed November 2, 2012
File Number 333-184735

Ladies and Gentlemen:

On behalf of Casella Waste Systems, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated November 16, 2012 from Pamela Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edwin D. Johnson, the Company’s Senior Vice President and Chief Financial Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

On behalf of the Company, we advise you as follows:

Prospectus Cover Page

1.	Please include the guarantees on the prospectus cover page as they constitute a separate security, the offering of which is covered by the registration statement. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please disclose that the guarantees are subject to customary release provisions. Please address this comment elsewhere in the filing where you describe the terms of the guarantees.

Response:	The Company has revised the cover page to the prospectus and pages 8 and 9 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

December 3, 2012

Special Note About Forward-Looking Statements, page 3

2.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protection it provides does not apply to statements made in connection with the offer.

Response:	The Company has revised page 3 of the Registration Statement in response to the Staff’s comment.

Summary of the New Notes, page 8

3.	Under a separate heading, briefly discuss the material terms of the guarantees.

Response:	The Company has revised pages 8 and 9 of the Registration Statement in response to the Staff’s comment.

Description of The Exchange Offer, page 26

Expiration Date; Extensions; Amendment; Termination, page 28

4.	We note your disclosure in the third paragraph. Please revise your disclosure to clarify that your obligation to extend the offer period following notice of the material change, so that at least five business days remain in the offer, encompasses also a waiver of a material condition.

Response:	The Company has revised page 29 of the Registration Statement in response to the Staff’s comment.

5.	Refer to the first full paragraph on page 29 relating to failure to exercise your rights to waive an offer condition. Note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response:	The Company confirms that in the event the Company waives a material condition with respect to the exchange offer, it shall disclose the change by means of a prospectus supplement, and the Company will extend the exchange offer for a period of at least five business days if the exchange offer would otherwise have expired during that period. The Company has revised page 30 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

December 3, 2012

Undertakings

6.	Please include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Response:	The Company has revised page II-2 of the Registration Statement in response to the Staff’s comment.

Signatures

7.	Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures on Form S-4.

Response:	The Company has revised the signature page to the Registration Statement in response to the Staff’s comment.

Exhibits

8.	Please file or incorporate by reference the articles of incorporation and bylaws of each subsidiary guarantor as number (3) exhibits. Refer to Item 601(b)(3) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has filed with, or incorporated by reference in, the Registration Statement the articles of organization and bylaws, where applicable, of each subsidiary guarantor.

Exhibit 5.1 Opinion of Wilmer Cutler Pickering Hale & Dorr LLP

9.	We note that counsel’s opinion is limited to the laws of the State of New York, the Delaware General Corporation Laws and the federal laws of the United States of America, and that many of the co-registrant guarantors are organized in other states. Please note that it is our view that counsel must consider the laws of the jurisdictions under which the registrants, including guarantors, are organized in order to provide the binding obligation opinion, since this opinion necessarily encompasses the opinion that the registrants are validly existing, have the power to create their obligations and have taken the required steps to authorize entering into the obligation. With respect to state law matters outside of counsel’s area of expertise, please have counsel either assume such matters or state that counsel is relying on local opinion of counsel, and in either case simultaneously file all local counsel opinions as exhibits to the registration statement. Please refer to Section II.B.1.e of Legal Staff Bulletin No.19 (CF) dated October 14, 2011.

Response:	In response to the Staff’s comment, the Company has filed a revised opinion of Wilmer Cutler Pickering Hale and Dorr LLP as Exhibit 5.1 to the Registration Statement and the opinions of local counsel as Exhibits 5.2 – 5.7 to the Registration Statement.

Securities and Exchange Commission

December 3, 2012

10.	Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in the third full paragraph on the second page of the opinion. As applicable, please ensure that counsel discusses the relevant sections of the documents subject to the noted qualifications, and not merely the possibility that the documents may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in the preceding paragraph would be objectionable. We may have further comments following the review of your response.

Response:	In response to the Staff’s comment, the Company has filed a revised opinion of Wilmer Cutler Pickering Hale and Dorr LLP as Exhibit 5.1 to the Registration Statement, which omits the paragraph that is the subject of Comment No. 10.

11.	We note that the opinion is subject to a number of items listed at the end of the fourth paragraph on page 2, including that the notes and guarantees comply with the law and the requirements of any court of governmental entity, and that they will not result in a default by the Company or a Guarantor of any agreement. Please have counsel remove these items, as they assume facts that should be ascertainable by counsel.

Response:	In response to the Staff’s comment, the Company has filed a revised opinion of Wilmer Cutler Pickering Hale and Dorr LLP as Exhibit 5.1 to the Registration Statement, which omits the provisions that are the subject of Comment No. 11.

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If you have any further questions or comments, or if you require any additional information, please contact me at 617-526-6624 or jeffrey.stein@wilmerhale.com.

Very truly yours,

/s/ Jeffrey A. Stein

Jeffrey A. Stein, Esq.

cc:	Edwin D. Johnson, Senior Vice President and Chief Financial Officer